Exhibit 99.2

REPORT OF THE SUPERVISORY BOARD

Dear Shareholders,

The financial year 2020 was of unique relevance for VIA optronics AG as it was the year of our successful Initial Public Offering (IPO) at the New York stock exchange as a Foreign Private Issuer (FPO) by way of issuance of American Depositary Receipts (ADR). Further, the financial year 2020 was highly impacted by a development which was still completely unforeseeable at the beginning of the year: the Covid-19-Pandemic.

In this extraordinary economic situation, the supervisory board was in constant contact with the management board to analyze and assess the Company's situation on a frequent basis and to discuss material issues in connection with the effects of the Corona-crisis, the Company's business strategy, internationalization matters and the planning for the financial year 2021.

The current supervisory board was elected by the Company's annual general meeting on August 25, 2020. Dr. Heiko Frank, Mr. Jerome S. Tan, Mr. Anthony John Best and Mr. Anil Kumar Doradla were re-elected to the supervisory board of the Company for a period of office until the end of the general shareholders' meeting which decides on the approval of the management's business actions for the financial year 2024. Mr. Diosdado P. Banatao, was re-elected to the supervisory board of the Company for a period of office until the end of the general shareholders' meeting which resolves on the discharge for the financial year 2021. In a supervisory board resolution on August 31, 2020, Dr. Heiko Frank was elected chairman and Mr. Jerome S. Tan was elected vice chairman of the supervisory board. Further, in the meeting of August 31, 2020, it was determined that the following supervisory board members satisfy the independence requirements of the New York stock exchange and the German Corporate Governance Codex: Mr. Anthony John Best, Mr. Anil Kumar Doradla and Mr. Diosdado P. Banatao.

Monitoring and Advising the Management Board

In the reporting year 2020, the supervisory board performed the tasks assigned to it by law, the articles of association and the rules of procedure with diligence, regularly advised the management board with regard to the business operations of VIA optronics AG, and it monitored and supervised the management of the Company by the management board. It also reviewed both the risk management and compliance, and came to the conclusion that they fully met the requirements. The management board and the supervisory board consulted each other with regard to VIA optronics AG's business strategy and regularly discussed the status of the implementation of, and required adjustments, if any, in such strategy. The supervisory board was directly involved in decisions important to VIA optronics AG. The management board regularly informed the supervisory board in writing and orally about the business planning, the course of

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Report of the Supervisory Board to the Annual General Meeting 2021

business, the development strategy as well as VIA optronics AG's current situation. The management board also addressed deviations in the course of business from the plans, and explained the deviations as well as the corrective measures. In addition to the reports, the supervisory board requested supplementary information from the management board. The management board attended the supervisory board meetings to discuss and answer the supervisory board's questions. Transactions that required the supervisory board's approval were discussed with the management board and reviewed in detail, whereby the focus was on the benefits and the consequences of the respective transaction.

The chairman of the supervisory board, as well as the entire supervisory board, was also informed in the periods between the meetings of the supervisory board and its committees. This way the strategy, the current business development and status of VIA optronics AG, its risk management as well as material individual issues and decisions were discussed by the management board and the supervisory board. The chairman of the supervisory board was further notified by the management board of material events relevant for assessing the company status, the development as well as the management of VIA optronics AG. The audit committee and the supervisory board intensively reviewed and discussed the quarterly figures and reports of the Company during the entire financial year. The attendance rate in the supervisory board meetings was 100%.

Topics in Supervisory Board Meetings

The supervisory board met four times in 2020, on January 23, on June 29, on November 18 and on December 29, 2020. Due to the Corona-pandemic, all supervisory board meetings were held in the form of video conferences. Furthermore, the supervisory board passed a substantial number of resolutions by way of circular voting.

In the meeting of January 23, 2020, the supervisory board dealt with the re-organization of the VIA optronics group, the further preparation of the issuance of American Depositary Receipts on the New York stock exchange, potential additional private placement investments into the Company in connection with its listing, the audit according to PCAOB accounting standards, the budget of the VIA optronics group for the year 2020 as well as aspects of the Company's business operations in particular in the regions China, Japan and the Philippines.

Agenda items of the meeting on June 29, 2020 were the discussion of the IFRS group financial statements and the Company's individual financial statements for 2019 as well as the current status of the business operations under the impact of the Covid-19-pandemic and of the preparation of the issuance of American Depositary Receipts on the New York stock exchange.

On November 18, 2020 the supervisory board retrospectively discussed and analyzed the successful initial public offering and discussed the Company's current financials. Further, the supervisory board members spoke about the corporate governance requirements and in this

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Report of the Supervisory Board to the Annual General Meeting 2021

context, in such meeting the supervisory board attended a presentation and a discussion on the corporate governance requirements applying to German stock corporations.

In the meeting of December 29, 2020, the supervisory board dealt with a certain contemplated investment of the Company in the course of its business operations, with questions relating to human resources. The supervisory board analyzed the Company's general development following the listing on the New York stock exchange. In such meeting the supervisory board granted approval regarding the employment of two relatives of the chief executive officer, Mr. Juergen Eichner, by the Company. From the supervisory board's perspective, with regard to these agreements as well as the employment agreement between Mr. Eichner's spouse and VIA optronics GmbH which is still in place, the management board activity of Mr. Eichner will not be impaired. On December 29, 2020 the supervisory board also dealt with the business development in the year 2020 and general questions arisen in connection with the supervisory board's monitoring functions.

On August 31, 2020, the supervisory board made written resolutions on the following agenda items: release of the members of the management board from the prohibition of multiple representation (Section 181, alt. 2 of the German Civil Code, "BGB"), election of Heiko Frank as chairman and election of Jerome Tan as vice chairman of the supervisory board, confirmation of Mr. Best, Mr. Banatao and Mr. Doradla as independent members of the supervisory board, establishment of the compensation and nomination committee, formal confirmation of the independency of the majority of the members of the compensation and nomination committee, establishment of the audit committee, confirmation of the independency and of the status as financial expert of the chairman of the audit committee, approval of the rules of procedure of the supervisory board and of the management board.

On September 10, 16 and 25, 2020, the supervisory board made written resolutions on the following items: granting the authority to each of the members of the management board to represent the Company alone, approval of a real estate lease agreement to be entered into by the Company, approval of management board resolutions regarding the issuance of American Depositary Receipts on the New York stock exchange and authorization of the management board regarding the execution of certain further management board resolution in this context.

In the financial year 2020 the chairman of the supervisory board, Dr. Heiko Frank, was managing director and indirect shareholder of Kloepfel Corporate Finance GmbH, Munich which was in a business relationship with the Company. The vice chairman of the supervisory board and the chairman of the compensation and nomination committee, Mr. Jerome S. Tan, is serving as chief financial officer of Integrated Micor-Electronics, Inc. Binan, Republic of the Philippines which has a business relationship with the Company and as director A of the Company's shareholder Coöperatif IMI Europe U.A., Amsterdam, a controlling shareholder of the Company in the financial year 2020. The relationships did not noticeably impair the activity of Dr. Frank and Mr. Tan in the supervisory board. In the financial year 2020 the supervisory board did not become aware of any

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conflicts of interest of supervisory board members with respect to their office and activities as supervisory board members of the Company.

Corporate Governance Code (Deutscher Corporate Governance Kodex)

On September 25, 2020, the management and the supervisory board have submitted their declaration of conformity regarding the recommendations of the Government Commission of the German Corporate Governance Code pursuant to Section 161 German Stock Corporation Act (Aktiengesetz, "AktG"; Entsprechenserklärung). The declaration of conformity is published and made permanently available to the shareholders on its website at https://VIA-optronics.com/de/.

The Activities of the Supervisory Board Committees

On August 31st, 2020, the supervisory board established the audit committee and the compensation and nomination committee.

As decision-making committees must consist of at least three members in accordance with the minimum requirements under the German Stock Corporation Act (Aktiengesetz, "AktG"), supervisory board members Jerome S. Tan as Chairman, Anthony John Best und Anil Kumar Doradla are members of the compensation and nomination committee and supervisory board members Diosdado Banatao, Anthony John Best und Anil Kumar Doradla are members of the audit committee in the reporting year. On August 31st 2021 Anil Kumar Doradla was elected chairman of the audit committee.

The audit committee's activities in the reporting year focused on the reporting on the internal control system and risk management, the monitoring of the accounting process, the quarterly reporting, the preaudit of the financial statements 2020 (Jahresabschluss) according to the German Commercial Code (Handelsgesetzbuch, "HGB") and the IFRS group financial statements of VIA optronics AG and the preparation of the supervisory board's resolution on these topics.

In the year 2020, the audit committee held two meetings, on July 14 and on October 28, 2020. With respect to the Covid-19-pandemic, both meetings were held in the form of video conferences. In addition, the audit committee made written resolutions on May 27 and August 12, 2020. The audit committee particularly dealt with the supervision of the Company's bookkeeping and accounting, as well as with the respective aspects relating to the VIA optronics group structure, with the audit by Ernst & Young relating to the financial year 2019, with the issuance of American Depositary Receipts on the New York stock exchange and throughout the year with the supervision, review and approval of the Company's quarterly financials.

Upon written resolution of August 20/25, 2021, the audit committee recommended the supervisory board to approve the audited IFRS group financial statements 2020 as well as the individual financial statements 2020 of the Company.

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No meetings were held by the compensation and nomination committee in 2020. On September 1, 2020, the compensation and nomination committee confirmed Jerome Tan as chairman of the committee by way of written resolution.

Annual Financial Statements/ Consolidated Financial Statements

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Am Tullnaupark 8, 90402 Nuremberg, which was appointed the Company's financial auditor of the group financial statements 2020 (Konzernabschluss), audited the IFRS group financial statements for the financial year 2020 ("IFRS Group Financial Statements 2020") and the group financial statements and the management report in accordance with the provisions of the German Commercial Code for the financial year 2020 ("HGB-Group Financial Statements 2020") of the VIA optronics group, including the bookkeeping, and issued unqualified audit certificates.

The audit committee was closely involved in the audit process and informed on the current state of the audit process and its findings. The IFRS Group Financial Statements 2020 and the individual financial statements 2020 ("Individual Financial Statements 2020") of the Company as prepared by the management board as well as the audit report of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft on the group financial statements were discussed intensively with representatives of Ernst & Young in the supervisory board meeting on April 12, 2021. The auditor reported in detail on any and all material findings and comprehensively answered questions of the members of the audit committee.

Upon recommendations of the audit committee of August 20/25, 2021 and of November 12, 2021, the supervisory board approved the Individual Financial Statements 2020 as discussed with the audit committee as well as the audited IFRS Group Financial Statements 2020 on September 10, 2021, and the HGB Group Financial Statements on November 15, 2021.

The supervisory board was kept informed regularly during the process of the preparation of the group financial statements and the individual financial statements for the financial year 2020 and the audit. The management board and the auditor comprehensively answered the supervisory board's questions and the questions of the members of the audit committee. The supervisory board independently reviewed the individual financial statements as well as the Group Financial Statements according to IFRS and HGB as prepared by the management board, as well as the audit reports. As a result of the supervisory board's review, no objections are to be made. The supervisory board followed the conclusion of the auditor's audit.

As a result of its review, the supervisory board does not have concerns with respect to IFRS and HGB Group Financial Statements 2020 as audited and unconditionally approved by the public auditor, and does not have concerns with respect to the Individual Financial Statements 2020. Further, the supervisory board does not have any concerns with respect to the audits performed by the public auditor Ernst & Young. In this regard, the supervisory board approved the consolidated IFRS Group Financial Statements 2020 as well as the Individual Financial

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Statements 2020 on September 10, 2021 and the HGB Group Financial Statements 2020 on November 15, 2021 (§ 171 para. 2 AktG).

The supervisory board thanks the management board as well as all employees. They have demonstrated great commitment in an extremely eventful year. The supervisory board also thanks all customers and partners of the Company for the good cooperation.

Changes in the Supervisory Board

On March 2, 2021, Mr. Diosdado Banatao resigned from his office as a member of the supervisory board with effect as of the end of the Company's annual general meeting 2021. The term of the office of Mr. Banatao would have run until the end of the annual general meeting which will resolve on the discharge of the member of the supervisory board for the financial year 2021. On August 18, 2021, Mr. Jerome Tan resigned from his office as a member of the supervisory board with effect as of the end of the Company's annual general meeting 2021. The term of the office of Mr. Tan would have run until the end of the annual general meeting which will resolve on the discharge of the member of the supervisory board for the financial year 2024.

Based on the proposal made by the compensation and nomination committee on September 12, 2021, on November 15, 2021 the supervisory board resolved to propose to the annual general meeting to elect with effect from the end of the annual general meeting Mr. Shuji Aruga, born March 22, 1959, resident in Nagano-Ken, Japan, and to elect with effect from the end of the annual general meeting Mr. Arthur R. Tan, born October 14, 1959, resident in Corinthian Gardens Quezon City, Philippines, each as members of the supervisory board for the period until the end of the annual general meeting resolving on the discharge of the members of the supervisory board for the financial year 2024.

Mr. Arthur R. Tan is holding the offices of Vice Chairman and Chief Executive Officer of Integrated Micro-Electronics, Inc., Binan City, Philippines which has a business relationship with the Company. Integrated Micro-Electronics, Inc. is indirectly a controlling shareholder of the Company. The supervisory board does not expect this relationship to impair Mr. Tan's activity in the supervisory board.

Mr. Aruga and Mr. Arthur R. Tan each individually for himself confirmed to the supervisory board that they will have sufficient availability to be able to comply with their duties as member of the supervisory board.

November 18, 2021

For the supervisory board

Mr. Dr. Heiko Frank, Chairman of the supervisory board